INNOVATIVE CARD TECHNOLOGIES, INC.
633 West Fifth Street, Suite 2600
Los Angeles, CA 90071

July 18, 2008

EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

Re:	Innovative Card Technologies, Inc.
Post-Effective Amendment No. 3 to
Registration Statement on Form S-3
Filed July 11, 2008
File No. 333-137032

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Innovative Card Technologies, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00am, Eastern Time, on July 23, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Innovative Card Technologies, Inc.

By: /s/ Charles Caporale
Name: Charles Caporale
Title: Chief Financial Officer